UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-CSR

                   CERTIFIED SHAREHOLDER REPORT OF REGISTERED
                         MANAGEMENT INVESTMENT COMPANIES

                                    811-10083
                        ---------------------------------
                       Investment Company Act file number

                 Excelsior Directional Hedge Fund of Funds, LLC
                ------------------------------------------------
               (Exact name of registrant as specified in charter)

                               225 High Ridge Road
                               Stamford, CT 06905
               ---------------------------------------------------
               (Address of principal executive offices) (Zip code)

                     U.S. Trust Hedge Fund Management, Inc.
                               225 High Ridge Road
                               Stamford, CT 06905
                     --------------------------------------
                     (Name and address of agent for Service)

Registrant's telephone number, including area code: (203) 352-4497
                                                    --------------
Date of fiscal year end: 3/31/2006
                         ---------
Date of reporting period: 3/31/2006
                          ---------

ITEM  1.  REPORTS TO STOCKHOLDERS.
----------------------------------

EXCELSIOR DIRECTIONAL HEDGE FUND OF FUNDS, LLC
Financial Statements
With Report of Independent Registered Public Accounting Firm
Year ended March 31, 2006

                Excelsior Directional Hedge Fund of Funds, LLC
                              Financial Statements
                            Year ended March 31, 2006


                                    Contents

Report of Independent Registered Public Accounting Firm ...................... 1

Statement of Assets, Liabilities and Members' Equity - Net Assets as of
     March 31, 2006........................................................... 2

Schedule of Investments as of March 31, 2006.................................. 3

Statement of Operations for the Year Ended March 31, 2006..................... 4

Statements of Changes in Members' Equity - Net Assets for the Years Ended
     March 31, 2006 and 2005.................................................. 5

Statement of Cash Flows for the Year Ended March 31, 2006..................... 6

Financial Highlights for the Years Ended March 31, 2006, 2005, 2004, 2003 and
     2002......................................................................7

Notes to Financial Statements................................................. 8


       The Registrant files its complete schedule of portfolio holdings with the Securities and Exchange Commission (the "Commission") for the first and third quarters of each fiscal year on Form N-Q. The Registrant's Forms N-Q are available on the Commission's website at http://www.sec.gov, and may be reviewed and copied at the Commission's Public Reference Room in Washington, DC.
Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330. Information on Form N-Q is available without charge,upon request, by calling collect (203) 352-4497.

      A description of the policies and procedures that the Registrant uses to determine how to vote proxies relating to portfolio securities is available without charge, upon request, by calling collect (203) 352-4497 and on the Commission's website at http://www.sec.gov.

      Information regarding how the Registrant voted proxies relating to portfolio securities during the most recent 12-month period ended December 31 is available without charge, upon request, by calling collect (203) 352-4497, and on the Commission's website at http://www.sec.gov.

Report of Independent Registered Public Accounting Firm

To the Members and Board of Managers of
Excelsior Directional Hedge Fund of Funds, LLC

We have audited the accompanying statement of assets, liabilities and members' equity - net assets of Excelsior Directional Hedge Fund of Funds, LLC (the "Fund"), including the schedule of investments, as of March 31, 2006, and the related statements of operations, and cash flows for the year then ended, and the changes in members' equity - net assets for the years ended March 31, 2006 and 2005, and the financial highlights for each of the three years in the period ended March 31, 2006. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights for the years ended March 31, 2003 and 2002 were audited by other auditors whose report, dated May 24, 2004, expressed an unqualified opinion on such financial statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of investment funds owned as of March 31, 2006, by correspondence with management of the investment funds; where replies were not received, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Excelsior Directional Hedge Fund of Funds, LLC as of March 31, 2006, the results of its operations and its cash flows for the year then ended and the changes in its members' equity - net assets for the years ended March 31, 2006 and 2005, and the financial highlights for each of the three years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in the Unites States of America.

\s\ Deloitte & Touche LLP

May 25, 2006

                                  Excelsior Directional Hedge Fund of Funds, LLC
                Statement of Assets, Liabilities and Members'Equity - Net Assets
--------------------------------------------------------------------------------

                                                                  March 31, 2006

--------------------------------------------------------------------------------

ASSETS

Investments in Investment Funds, at fair value (cost $228,956,326)  $292,892,206
Investment in Investment Fund made in advance                         10,000,000
Cash and cash equivalents                                              7,529,952
Receivables for interests in Investment Funds sold                       658,142
Other assets                                                              65,913
--------------------------------------------------------------------------------

Total Assets                                                        $311,146,213
--------------------------------------------------------------------------------

LIABILITIES

Members' interests received in advance                                14,897,500
Payable for members' interests repurchased                             1,593,258
Due to Adviser                                                         1,046,225
Bank loan payable                                                      1,400,000
Professional fees payable                                                160,000
Bank note facility fee and interest payable                               26,409
--------------------------------------------------------------------------------

Total Liabilities                                                     19,123,392
--------------------------------------------------------------------------------

Net Assets                                                          $292,022,821
--------------------------------------------------------------------------------

MEMBERS' EQUITY - NET ASSETS

Represented by:
  Capital                                                           $228,086,941
  Net unrealized appreciation on investments                          63,935,880
--------------------------------------------------------------------------------

Members' Equity - Net Assets                                        $292,022,821
--------------------------------------------------------------------------------







   The accompanying notes are an integral part of these financial statements.

                                  Excelsior Directional Hedge Fund of Funds, LLC
                                                         Schedule of Investments
--------------------------------------------------------------------------------

                                                                  March 31, 2006

--------------------------------------------------------------------------------

                                                                                   % of                      First
                                            First                                 Members'    % Ownership   Available
                                          Acquisition                 Fair        Equity -   Of Investment Redemption
Investment Funds                            Date         Cost*        Value*      Net Assets      Funds        Date**   Liquidity***
------------------------------------------------------------------------------------------------------------------------------------
Hedged Long/Short Equity Funds
------------------------------
Basix Capital Fund, L.P.                     7/1/2004 $  8,500,000  $  9,510,339     3.26%       10.97%     N/A            Quarterly
Foundation Partners, L.P.                    7/1/2002    8,000,000     9,903,748     3.39%        8.15%     N/A            Quarterly
SAB Capital Partners, L.P.                   4/1/2001    5,000,000     7,395,089     2.53%        1.07%     N/A             Annually
Scopia PX, LLC                               9/1/2005    9,000,000     8,992,580     3.06%        6.77%   9/30/2006        Quarterly
Spring Point Institutional Partners, L.P.    1/1/2004   17,000,000    18,059,147     6.18%        9.31%     N/A            Quarterly
Swiftcurrent Partners, L.P.                 10/1/2000    8,550,000    11,668,127     4.00%        1.86%     N/A             Annually
Tonga Partners, L.P.                        10/1/2000    4,060,553     9,893,275     3.39%        3.17%     N/A        Semi-annually
                                                      ------------------------------------
      Strategy Total                                    60,110,553    75,352,305    25.80%
                                                      ------------------------------------
Opportunistic Long/Short Equity Funds
-------------------------------------
AKO Partners, L.P.                          10/1/2005  $ 10,500,00  $ 12,346,037     4.23%        10.57%  10/1/2006        Quarterly
Alson Signature Fund I, L.P.                10/1/2002    8,748,954    12,462,449     4.27%         9.34%    N/A            Quarterly
Cadmus Capital Partners (QP),L.P.            7/1/2003    3,500,000     4,227,055     1.45%         2.05%    N/A            Quarterly
Indus Asia Pacific Fund, L.P.                3/1/2004    6,000,000     7,479,361     2.56%         2.27%    N/A            Quarterly
Indus Event Driven Fund, L.P.                6/1/2005    9,000,000     9,660,791     3.31%         8.86%  7/1/2006         Quarterly
Indus Japan Fund, L.P.                       3/1/2004    6,000,000     9,251,851     3.17%         2.79%    N/A            Quarterly
Phinity Capital, L.P.                       10/1/2004    14,200,00    18,520,414     6.34%        11.36%    N/A            Quarterly
Quaker Capital Partners I, L.P.              1/1/2001    3,164,863     9,447,587     3.24%         2.97%    N/A             Annually
Seminole Capital Partners, L.P.              9/1/2005    8,000,000     8,790,935     3.01%         1.59%    N/A        Semi-annually
                                                      ------------------------------------
      Strategy Total                                    69,113,817    92,186,480    31.57%
                                                      ------------------------------------
Hedged Sector Funds
-------------------
Argus Healthcare Partners, L.P.             11/1/2003    7,000,000     8,513,008     2.92%         5.87%    N/A        Semi-annually
Coatue Qualified Partners, L.P.              1/1/2002    6,000,000    10,406,031     3.56%         3.63%    N/A            Quarterly
Durus Life Sciences Fund, LLC                1/1/2001      586,983       564,426     0.19%         2.05%    N/A                  (1)
Endicott Partners II, L.P.                   1/1/2003    6,500,000     7,912,221     2.71%         3.96%    N/A        Semi-annually
Heirloom Qualified Partners, L.P.            4/1/2004   10,000,000    11,329,958     3.88%        13.13%    N/A            Quarterly
Longbow Partners, L.P.                       5/1/2004   16,200,000    18,246,022     6.25%         6.94%    N/A            Quarterly
Vardon Partners II, L.P.                    10/1/2002    9,000,000    11,185,243     3.83%        15.50%    N/A            Quarterly
                                                      ------------------------------------
      Strategy Total                                    55,286,983    68,156,909    23.34%
                                                      ------------------------------------
Arbitrage/Distressed Funds
--------------------------
Aviator Partners, L.P.                       8/1/2004      816,083       411,360     0.14%         7.93%     N/A           Quarterly
Canyon Value Realization Fund, L.P.          7/1/2003    9,400,000    12,673,636     4.34%         0.68%     N/A            Annually
Castlerigg Partners, L.P.                    4/1/2004   15,000,000    18,331,419     6.28%         3.66%     N/A           Quarterly
Farallon Capital Partners, L.P.             11/1/2004   10,000,000    12,480,288     4.27%         0.24%     N/A            Annually
JMG Capital Partners, L.P.                  10/1/2000    6,750,000    11,583,950     3.97%         1.60%     N/A           Quarterly
K Capital II, L.P.                           1/1/2001    2,478,890     1,715,860     0.59%         0.95%     N/A           Quarterly
                                                      ------------------------------------
       Strategy Total                                   44,444,973    57,196,513    19.59%
                                                      ------------------------------------
Total investments in Investment Funds                 $228,956,326   292,892,206   100.30%
                                                      ============
Other Assets, Less Liabilities                                          (869,385)   (0.30%)
                                                                    -----------------------
Members' Equity - Net Assets                                        $292,022,821    100.00%
                                                                    =======================
                *   See definition in Note 2a.              N/A Initial lock-up period has either expired prior to March 31, 2006 or
                **  From original investment date.              Investment Fund did not have an initial lock-up period. However
                *** Available frequency of redemptions          specific redemption restrictions may apply.
                    after initial lock-up period.           (1) The Investment Fund is currently in liquidation and has eliminated partner withdrawal rights.

   The accompanying notes are an integral part of these financial statements.

                                  Excelsior Directional Hedge Fund of Funds, LLC
                                                         Statement of Operations
--------------------------------------------------------------------------------
                                                       Year ended March 31, 2006
--------------------------------------------------------------------------------

INVESTMENT INCOME

Interest                                                           $    278,315
--------------------------------------------------------------------------------

Total Investment Income                                                 278,315
--------------------------------------------------------------------------------

OPERATING EXPENSES

Management fee                                                        3,997,622
Bank note facility fee and interest expense                             270,822
Professional fees                                                       262,518
Administration fees                                                     208,214
Board of Managers' fees and expenses                                     52,125
Other                                                                   184,134
--------------------------------------------------------------------------------

Total Operating Expenses                                              4,975,435
--------------------------------------------------------------------------------

Net Investment Loss                                                  (4,697,120)
--------------------------------------------------------------------------------

REALIZED AND UNREALIZED GAIN FROM INVESTMENTS

Net Realized gain from investments in Investment Funds                4,602,102
Change in net unrealized appreciation on investments in
   Investment Funds                                                  26,382,724
--------------------------------------------------------------------------------

Net Realized and Unrealized Gain from Investments                    30,984,826
--------------------------------------------------------------------------------

INCREASE IN MEMBERS' EQUITY - NET ASSETS
        DERIVED FROM OPERATIONS                                   $  26,287,706
--------------------------------------------------------------------------------










   The accompanying notes are an integral part of these financial statements.

                                  Excelsior Directional Hedge Fund of Funds, LLC
                            Statements of Changes in Members'Equity - Net Assets
--------------------------------------------------------------------------------

                                                       Year ended March 31,
                                                       2006            2005
--------------------------------------------------------------------------------

OPERATIONS

Net investment loss                                  $(4,697,120)  $ (3,854,227)
Net realized gain from investments                     4,602,102      4,381,777
Change in net unrealized appreciation on investments  26,382,724     10,736,054
--------------------------------------------------------------------------------

Increase in Members' Equity - Net Assets Derived
       from Operations                                26,287,706     11,263,604
--------------------------------------------------------------------------------

CAPITAL TRANSACTIONS

Members' subscriptions                                50,197,906     76,831,709
Members' interests repurchased                       (25,406,575)   (21,115,712)
--------------------------------------------------------------------------------

Increase in Members' Equity - Net Assets
       Derived From Capital Transactions              24,791,331     55,715,997
--------------------------------------------------------------------------------

Net Increase in Members' Equity - Net Assets          51,079,037     66,979,601

MEMBERS' EQUITY - NET ASSETS
       AT BEGINNING OF YEAR                          240,943,784    173,964,183
--------------------------------------------------------------------------------

MEMBERS' EQUITY - NET ASSETS
       AT END OF YEAR                               $292,022,821  $ 240,943,784
--------------------------------------------------------------------------------














   The accompanying notes are an integral part of these financial statements.

                                  Excelsior Directional Hedge Fund of Funds, LLC
                                                         Statement of Cash Flows
--------------------------------------------------------------------------------

                                                       Year ended March 31, 2006

--------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES

Net increase in members' equity - net assets
   derived from operations                                   $     26,287,706
Adjustments to reconcile net increase in members' equity -
   net assets derived from operations to net cash used in
   operating activities:
      Change in net unrealized appreciation on investments        (26,382,724)
      Net realized gain from investments                           (4,602,102)
      Purchases of Investment Funds                               (72,500,000)
      Proceeds from sales of Investments Funds                     40,892,265
      Decrease in receivables from Investment Funds                    59,903
      Increase in other assets                                         (3,158)
      Increase in due to Adviser                                      155,964
      Increase in bank note facility fee and interest payable          26,409
      Decrease in Board of Managers' fees payable                      (7,125)
      Increase in professional fees payable                            17,609
      Decrease in administration fees payable                         (75,000)
--------------------------------------------------------------------------------

Net Cash Used in Operating Activities                             (36,130,253)
--------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from members' subscriptions                               47,655,306
Payments for members' interests repurchased                       (24,780,129)
Borrowings on bank loan payable                                     1,400,000
--------------------------------------------------------------------------------

Net Cash Provided by Financing Activities                          24,275,177
--------------------------------------------------------------------------------

Net decrease  in cash and cash equivalents                        (11,855,076)
Cash and cash equivalents at beginning of year                     19,385,028
--------------------------------------------------------------------------------

Cash and Cash Equivalents at End of Year                     $      7,529,952
--------------------------------------------------------------------------------


Supplementary Disclosure of Cash Flow Information
Cash paid during the year for interest                       $        244,413


   The accompanying notes are an integral part of these financial statements.

                                  Excelsior Directional Hedge Fund of Funds, LLC
                                                            Financial Highlights
--------------------------------------------------------------------------------

The following represents the ratios to average members' equity - net assets, total return and other supplemental information for the periods indicated:


                           For the year   For the year   For the year   For the year   For the year
                             ended           ended          ended         ended           ended
                            March 31,      March 31,       March 31,     March 31,       March 31,
                              2006           2005            2004          2003           2002
                          ---------------------------------------------------------------------------
Net assets, end of
   period                 $292,022,821  $240,943,784    $173,964,183    $135,036,517    $75,655,074

Ratio of net                  (1.75%)       (1.77%)         (1.82%)         (1.88%)        (2.15%)
   investment
   loss to average
   Members'equity -
   net assets (a), (b)
Ratio of expenses to           1.85%         1.81%           1.87%           1.92%          2.16%
    average Members'
    - net assets(a),(b)
Portfolio turnover            15.33%        15.61%          22.70%          14.31%            -
Total return (c)              10.09%         4.83%          13.68%          (1.98%)         6.98%




(a) Average Members' equity - net assets is determined using the net assets at the end of each month during the period indicated.
(b) Ratios do not reflect the Company's proportionate share of the net investment income (loss) and expenses, including incentive allocation, of the Investment Funds.
(c) Total return assumes a purchase of an interest in the Company on the first day and the sale of the interest on the last day of the period.









   The accompanying notes are an integral part of these financial statements.

                                  Excelsior Directional Hedge Fund of Funds, LLC
                                                   Notes to Financial Statements
--------------------------------------------------------------------------------

                                                                  March 31, 2006

--------------------------------------------------------------------------------

1. Organization

Excelsior Directional Hedge Fund of Funds, LLC (the "Company") was organized as a limited liability company under the laws of Delaware on July 6, 2000, and commenced operations on October 1, 2000. The Company is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. The Company seeks capital appreciation. The Company pursues its investment objective principally through a multi-manager, multi-strategy program of investments in a diverse group of investment funds that primarily invest or trade in a wide range of equity and debt securities. The investment managers selected by the Company generally conduct their investment programs through investment funds (collectively, the "Investment Funds") in which the Company invests as a limited partner or member along with other investors.

U.S. Trust Hedge Fund Management, Inc. serves as the investment adviser of the Company (the "Adviser"). The Adviser is a wholly-owned subsidiary of U.S. Trust Company, N.A., and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended.

The Company's Board of Managers (the "Board") has overall responsibility to manage and supervise the operations of the Company, including the exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Company's business. The Board has engaged the Adviser to provide investment advice regarding the selection of Investment Funds and to manage the day-to-day operations of the Company.

Member ("Member") subscriptions for Interests in the Company ("Interests") by eligible investors may be accepted as of the first day of each calendar quarter, or at such times as the Board may determine. The Company may, from time to time, offer to repurchase Interests from Members pursuant to written tenders by the Members. These repurchase offers will be made at such times and on such terms as may be determined by the Board, in its sole discretion, subject to the liquidity of the Company's assets and other factors considered by the Board. The Adviser expects that, generally, it will recommend to the Board that the Company offer to repurchase interests from Members twice each year, at June 30th and December 31st. Members can only transfer or assign Interests under certain limited circumstances.

                                  Excelsior Directional Hedge Fund of Funds, LLC
                                       Notes to Financial Statements (continued)
--------------------------------------------------------------------------------

                                                                  March 31, 2006

--------------------------------------------------------------------------------

2. Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that management make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the Company's financial statements are reasonable and prudent; however, actual results could differ from these estimates.

a. Portfolio Valuation

The net asset value of the Company is determined by, or at the direction of, the Adviser as of the close of business at the end of each fiscal period (as defined in the Company's Limited Liability Company Agreement), in accordance with the valuation principles set forth below, or as may be determined from time to time pursuant to policies established by the Board.

Ordinarily, the Company's investments in Investment Funds are carried at fair value as determined by the Company's pro-rata interest in the net assets of each Investment Fund as reported by the investment manager, who determines the value of the Investment Fund's net assets. The values of the Investment Funds' net assets are determined in accordance with their valuation policies as described in their respective offering memoranda or operating agreements. All valuations utilize financial information supplied by the investment manager of each Investment Fund, and are net of management and performance incentive fees or allocations pursuant to the Investment Funds' agreements. The Adviser, or, in certain cases, the Board, will consider such information, and may conclude in certain circumstances that the information provided by an Investment Fund's investment manager does not represent the fair value of the Company's interests in an Investment Fund. Following procedures adopted by the Board, and in the absence of specific transaction activity in interests in a particular Investment Fund, the Company could consider whether it was appropriate, in light of all relevant circumstances, to value such a position at the Investment Fund's net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to net asset value. Any such decision must be made in good faith, and subject to the review and supervision of the Board. Because of the inherent uncertainty of valuation, the values of the Company's investments may differ significantly from the values that would have been used had a ready market for the investments held by the Company been available.

The Company's investment in Durus Life Sciences Fund, LLC ("Durus"), valued at $564,426 and representing 0.19% of Members' equity - net assets as of March 31, 2006, was fair valued in good faith by the Adviser, in accordance with procedures adopted by the Board, at a value different than that supplied by Durus' investment manager. As of March 31, 2006 Durus is in liquidation and therefore, the fair value of the Company's investment is based on information provided to the Adviser. Because Durus is in the process of being liquidated, there are no ongoing redemption rights available to partners.

                                  Excelsior Directional Hedge Fund of Funds, LLC
                                       Notes to Financial Statements (continued)
--------------------------------------------------------------------------------

                                                                  March 31, 2006

--------------------------------------------------------------------------------

2. Significant Accounting Policies (continued)

a. Portfolio Valuation (continued)

The fair value assigned to Durus by the Advisers does not reflect any potential contingent liabilities associated with either its liquidation or, if any, pending litigation.

Distributions received from Investment Funds, whether in the form of cash or securities, are applied first as a reduction of the investment's cost and any excess is treated as realized gain from investments.

b. Company Expenses

The Company bears certain expenses incurred in its business, including, but not limited to, the following: fees paid directly or indirectly to the investment managers of the Investment Funds, all costs and expenses directly related to portfolio transactions and positions for the Company's account; certain legal fees; accounting and auditing fees; custodial fees; fees paid to the Company's administrator; costs of insurance; management fee; travel and related expenses of the Board; all costs with respect to communications regarding the Company's transactions among the Adviser and any custodian or other agent engaged by the Company; and other types of expenses approved by the Board.

c. Income Taxes

As a limited liability company, no provision for the payment of Federal, state or local income taxes has been provided by the Company since each member is individually required to report on its own tax return its share of the Company's taxable income or loss. The Company has a tax year end of December 31.

Net investment income or loss and net realized and unrealized gain or loss from investments of the Company for each fiscal period are allocated among, and credited to or debited against, the capital accounts of all members as of the last day of the fiscal period in accordance with each member's respective investment percentage for the fiscal period, as defined in the Company's Limited Liability Company Agreement.

                                  Excelsior Directional Hedge Fund of Funds, LLC
                                       Notes to Financial Statements (continued)
--------------------------------------------------------------------------------

                                                                  March 31, 2006

--------------------------------------------------------------------------------


2. Significant Accounting Policies (continued)

c. Income Taxes (continued)

The cost of the Company's investments in Investment Funds for Federal income tax purposes is based on amounts reported to the Company on Schedule K-1 by the Investment Funds for the year ended December 31, 2005. Based on Investment Funds owned at December 31, 2005, the cost of investments for Federal income tax purposes was $268,704,240. This consisted of aggregate gross unrealized appreciation of $23,133,798 and aggregate gross unrealized depreciation of $778,023.

d. Other

Cash and cash equivalents consist of amounts invested in a United States Trust Company, National Association ("USTNA") custody account, which earn interest at money market rates. Interest income is recorded on the accrual basis.

3. Management Fee, Related Party Transactions and Other

As of March 31, 2006, the employees and affiliates of the Adviser have a combined interest of approximately 8.22% of the Members' equity - net assets.

The Adviser provides certain investment advisory services and incurs research, travel and other expenses related to the selection and monitoring of investment managers. Further, the Adviser provides certain management and administrative services to the Company, including providing office space and other support services, maintaining files and records, and preparing and filing various regulatory materials. In consideration for such services, the Company pays the Adviser a quarterly management fee at an annual rate of 1.5% based on the Company's net assets on the first business day of each quarter after adjustment for any subscriptions effective on that date. For the year ended March 31, 2006, the management fee was $3,997,622, of which $1,046,225 was payable as of March 31, 2006.

The Company earned $278,315 of interest income on cash balances maintained at USTNA, an affiliate of the Company. At March 31, 2006, the Company had a cash balance of $7,529,952 held by USTNA.

                                  Excelsior Directional Hedge Fund of Funds, LLC
                                       Notes to Financial Statements (continued)
--------------------------------------------------------------------------------

                                                                  March 31, 2006

--------------------------------------------------------------------------------

3. Management Fee, Related Party Transactions and Other (continued)

The Board is made up of three Managers who are independent of the Adviser (the "Disinterested Managers"), and one Manager who is an "interested person" as defined by Section 2(a)(19) of the 1940 Act. The Disinterested Managers receive two thousand dollars ($2,000) per meeting attended and seven thousand dollars annually ($7,000) for their services. All Disinterested Managers may be reimbursed for expenses of attendance, if any, at each annual, regular or special meeting of the Board or of any committee thereof and for their expenses, if any, in connection with any other service or activity they perform or engage in as directors. Any Manager who is an "interested person" does not receive any retainer or other fee from the Company. The Company incurred $52,125 of retainer and per meeting fees for the year ended March 31, 2006, none of which is payable as of March 31, 2006.

The Company incurred $8,000 in fees for the year ended March 31, 2006 related to custodian services provided by USTNA.

The Company has retained J.D. Clark & Co. (the "Administrator") to provide accounting and certain administrative and investor services to the Company. In connection with such services provided, the Company pays the Administrator a quarterly fee equal to the greater of: (i) $3,000; or (ii) .00025 of the Company's net assets as of the first day of each calendar quarter on the first $150 million of net assets, plus .000125 of the Fund's net assets in excess of $150 million. For the year ended March 31, 2006, the Company incurred $208,214 in expenses related to such administrative services, none of which is payable as of March 31, 2006.

4. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Investment Funds in which the Company invests trade various financial instruments and enter into various investment activities with off-balance sheet risk. These may include, but are not limited to, short selling activities, writing option contracts, contracts for differences and equity swaps. However, as a result of the investments by the Company as a limited partner or member, the Company's liability with respect to its investments in the Investment Funds is limited to the net asset value of its interest in each Investment Fund.

5. Investments in Investment Funds

As of March 31, 2006, the Company had investments in twenty-nine Investment Funds. The agreements related to investments in Investment Funds provide for compensation to the general partners/managers of the Investment Funds in the form of management fees of 0.5% to 2.0% (per annum) of net assets and incentive fees or allocations ranging from 15% to 20% of net profits earned. The Investment Funds provide for periodic redemptions, with lock-up provisions ranging from three months to one year from initial investment.

                                  Excelsior Directional Hedge Fund of Funds, LLC
                                       Notes to Financial Statements (continued)
--------------------------------------------------------------------------------

                                                                  March 31, 2006

--------------------------------------------------------------------------------

5. Investments in Investment Funds (continued)

Aggregate purchases and proceeds of interests in Investment Funds for the year ended March 31, 2006 are $62,500,000 and $40,892,265, respectively.

6. Bank Note- Line of Credit Facility

On May 2, 2005 the Company entered into a $25,000,000 revolving line of credit agreement with a U.S. financial institution that is collateralized by the Company's cash and investments. Based upon the election of the Company, interest accrues at either the financial institution's prime rate less 1.25% per annum or Libor plus 1.5% per annum. The note also included a provision for a facility fee of 0.375% per annum on the unused portion of the note. As of March 31, 2006 the Company has an outstanding balance of $1,400,000 which is reflected as Bank note payable on the Statement of Assets, Liabilities, and Members' Equity- Net Assets. For the period May 2, 2005 to March 31, 2006, the Company incurred $270,822 in facility fees and interest expenses related to the bank note, of which $26,409 was payable as of March 31, 2006.

7. Guarantees

In the normal course of business, the Company enters into contracts that provide general indemnifications. The Company's maximum exposure under these arrangements is dependent on future claims that may be made against the Company, and therefore, cannot be established; however, based on experience, the risk of loss from any such claim is considered remote.

8. Subsequent Events

As of March 31, 2006, the Company received capital subscriptions from Members in the amount of $14,897,500, which is reflected as Members Interests received in advance on the Statement of Assets, Liabilities and Members' Equity - Net Assets. These subscriptions became Interests in the Company effective April 1, 2006.

As of March 31, 2006, the Company invested $10,000,000 in one existing Investment Fund, which is reflected as "Investment in Investment Fund made in advance" on the Statement of Assets, Liabilities and Members' Equity - Net Assets. The Investment in the Investment Fund became effective April 1, 2006. The Company also withdrew $26,368,140 from five Investment Funds as of April 1, 2006.

As of May 1, 2006 the Company invested $7,000,000 in two existing Investment Funds and $14,000,000 in one new Investment Fund. The Company also withdrew $1,158,395 from one Investment Fund as of May 1, 2006.

                                  Excelsior Directional Hedge Fund of Funds, LLC
                                                  Company Management (Unaudited)
--------------------------------------------------------------------------------

                                                                  March 31, 2006

--------------------------------------------------------------------------------


Information pertaining to the Board of Managers and officers of the Company is set forth below:

                                                                                                               Number of
                                                                                                              Portfolios in
                         Position(s)     Term of Office                                                       Fund Complex
                        Held with the    and Length of                                                        Overseen by
Name, Address and Age     Company         Time Served       Principal Occupation During Past Five Years         Manager
----------------------------------------------------------------------------------------------------------------------
                                                     Disinterested Managers
Gene M. Bernstein        Manager         Term -             Director of NIC Holding Corp; Marketing                4
U.S. Trust Company                       Indefinite;        Consultant and Principal of Northville Industries,
114 West 47th Street                     Length - since     a petroleum marketing, distribution, trading and
New York, NY 10036                       October 2000       storage company and wholly-owned subsidiary
Age 58                                                      of NIC Holding Corp (7/02 to present); Dean of
                                                            the Skodneck Business Development Center at
                                                            Hofstra University (7/00 to 6/01); prior to that
                                                            Mr. Bernstein was President and Vice Chairman
                                                            at Northville Industries,. Mr. Bernstein serves as
                                                            a director or manager of Excelsior Private Equity
                                                            Fund II, Inc., Excelsior Venture Partners III,
                                                            LLC, and Excelsior Venture Investors III, LLC.

Stephen V. Murphy       Manager          Term -             President of S.V. Murphy & Co., an invesetment         4
U.S. Trust Company                       Indefinite         banking firm (1/91 to present). Mr. Murphy
114 West 47th Street                     Length - since     serves as a Director of the First of Long Island
New York, NY 10036                       October 2000       Corporation and the First National Bank of Long
Age 60                                                      Island; Director of Bowne & Co., Inc., a
                                                            financial printing company. Mr. Murphy also
                                                            serves as a director or manager of Excelsior
                                                            Private Equity Fund II, Inc., Excelsior Venture
                                                            Investors III, LLC.



                                  Excelsior Directional Hedge Fund of Funds, LLC
                                         Company Management(Unaudited) Continued
--------------------------------------------------------------------------------

                                                                  March 31, 2006

--------------------------------------------------------------------------------


                                                                                                               Number of
                                                                                                             Portfolios in
                        Position(s)      Term of Office                                                      Fund Complex
                        Held with the    and Length of                                                        Overseen by
Name, Address and Age     Company         Time Served       Principal Occupation During Past Five Years         Manager
----------------------------------------------------------------------------------------------------------------------
Victor F. Imbimbo, Jr.  Manager           Term -            President and CEO of Merlin Insights (1/06 to          4
U.S. Trust Company                        Indefinite;       present); President of North American TBWA/
114 West 47th Street                      Length - since    WorldHealth, a global marketing agency (10/02
New York, NY 10036                        October 2000      to present); Founder, President and Chief
Age 53                                                      Executive Officer, Bedrock Communications,
                                                            Inc., a consulting company addressing the
                                                            merger of traditional and digital communications
                                                            solutions (1998 to 2002). Mr. Imbimbo serves
                                                            as a Board member of Worldwide Excellence,
                                                            an infomercial company.  Mr. Imbimbo also
                                                            serves as a director or manager of
                                                            Excelsior Private Equity Fund II, Inc., Excelsior
                                                            Venture Partners III, LLC and Excelsior Venture
                                                            Investors III, LLC.
                                                      Interested Manager
Leo P. Grohowski*       Manager,          Term -            Executive Vice President and Chief Investment          4
U.S. Trust Company      Chairman and      Indefinite;       Officer of U.S. Trust Corporation (10/05 to
225 High Ridge Road     Co-Chief          Length - since    present), United States Trust Company, National
Stamford, CT 06905      Executive         November 2005     Association (04/06 to present), United States
Age 48                  Officer                             Trust Company of New York (10/05 to 3/06),
                                                            and UST Advisers Inc. (12/05 to present); Chief
                                                            Investment Officer of Deutsche Asset
                                                            Management Americas and Scudder Investments
                                                            (10/02 to 10/05); Chief Investment Officer of
                                                            Deutsche Bank Private Banking (1999 to 2002).
                                                       Officers who are not Managers
Spencer Boggess         Co-Chief          Term - Idefinite  President and Chief Executive Officer of U.S.          N/A
U.S. Trust Company      Executive         Length - since    Trust Hedge Fund Management, Inc. (7/03 to
225 High Ridge Road     Officer           July 2004         present); Portfolio manager of Excelsior
Stamford, CT 06905                                          Directional Hedge Fund of Funds, LLC (7/03 to
Age 38                                                      present); Senior V.P. and Director of Research
                                                            of CTC Consulting, Inc. (10/00 to 6/03).



* Manager is an "interested person" (as defined by the 1940 Act) of the Company because of his affiliation with the Adviser and its affiliates.

                                  Excelsior Directional Hedge Fund of Funds, LLC
                                        Company Management (Unaudited) Continued
--------------------------------------------------------------------------------

                                                                  March 31, 2006

--------------------------------------------------------------------------------



                                                                                                                 Number of
                                                                                                                 Portfolios
                        Position(s)       Term of Office                                                        Fund Complex
                        Held with the     and Length of                                                         Overseen by
Name, Address and Age     Company          Time Served       Principal Occupation During Past Five Years          Manager
-----------------------------------------------------------------------------------------------------------------------------------
Robert F. Aufenanger     Chief Financial  Term -             President and Director, UST Advisors, Inc.            N/A
U.S. Trust Company       Officer and      Indefinite;        (12/05 to present); Senior Vice President,
225 High Ridge Road      Treasurer        Length - since     Alternative Investments Division, U.S. Trust
Stamford, CT 06905                        July 2003          (4/06 to present); Senior Vice President, Chief
Age 52                                                       Financial Officer and Treasurer,Alternative
                                                             Investments Division, U.S. Trust Company,
                                                             N.A. (4/03 to 3/06); Chief Financial Officer,
                                                             Treasurer and Director, U.S. Trust Hedge Fund
                                                             Management, Inc. (7/03 to present); Consultant
                                                             to private equity funds (1/02 to 3/03); Chief
                                                             Financial Officer, Icon Holding Corp.(12/99 to
                                                             12/01).

Mohan Badgujar           Chief             Term -            Vice President of United States Trust Company         N/A
U.S. Trust Company       Operating         Indefinite        National Association (10/05 to present);
225 High Ridge Road      Officer           Length - since    Managing Partner of Blue Hill Capital Partners
Stamford,CT 06905                          March 2006        LLC (9/03 to 10/05); Financial Advisor at UBS
Age 47                                                       Financial Services, Inc. (1/02 to 9/03); Principal
                                                             of Columbia Software Consultants (2001 to
                                                             2002).

Stefanie A. Firtell      Chief             Term -            Chief Compliance Officer of U.S. Trust's              N/A
U.S. Trust Company       Compliance        Indefinite;       Alternative Investments Division and Vice
114 West 47th Street     Officer           Length - since    President of U.S. Trust (4/05 to present);
New York, NY 10036                         November 2005     Assistant Vice President, Deutsche Asset
Age 32                                                       Management (8/03 to 3/05); Assistant Corporate
                                                             Secretary, Triarc Companies, Inc. (5/02 to 7/03);
                                                             Corporate Staff Attorney, Paul Weiss Rifkind
                                                             Wharton & Garrison (3/01 to 5/02).

All officers of the Company are employees and/ or officers of the Investment Adviser.

The SAI (or Statement of Additional Information) includes additional information about the managers of the Company and is available upon request.


ITEM 2.   CODE OF ETHICS.
-------------------------
The Registrant has adopted a code of ethics that applies to the Registrant's co-principal executive officers, principal financial officer, principal accounting officer or controller or persons performing similar functions. For the fiscal year ended March 31, 2006, there were no amendments to a provision of the code of ethics, nor were there any waivers granted from a provision of the code of ethics. A copy of the Registrant's code of ethics is filed with this form N-CSR under Item 12(a)(1).


ITEM 3.  AUDIT COMMITTEE FINANCIAL EXPERT.
------------------------------------------
The Board of Managers of the Registrant has determined that Stephen V. Murphy, possesses the technical attributes identified in Instruction 2(b) of Item 3 to Form N-CSR to qualify as an "audit committee financial expert", and has designated Mr. Murphy as the Audit Committee's financial expert. Mr. Murphy is an "independent" Manager pursuant to paragraph (a)(2) of Item 3 on Form N-CSR.


ITEM 4.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.
------------------------------------------------

(a) Audit Fees

The aggregate fees, billed for professional services rendered by the Registrant's principal accountant for the audit of the Registrant's annual financial statements and security counts required under Rule 17f-2 of the Investment Company Act of 1940, (the "1940 Act") for the fiscal years ended March 31, 2005 and March 31, 2006 were $56,000 and $80,862, respectively.

(b) Audit-Related Fees

There were no audit related services provided by the principal accountant to the Registrant for the last two fiscal years.

(c) Tax Fees

The principal accountant for the audit of the Registrant's annual financial statements billed no fees, for tax compliance, tax advice or tax planning services, to the Registrant during the last two fiscal years.

(d) All Other Fees

The principal accountant billed no other fees to the Registrant during the last two fiscal years.

(e) (1)
During its regularly scheduled periodic meetings, the Registrant's audit committee will pre-approve all audit, audit-related, tax and other services to be provided by the principal accountants of the Registrant. The audit committee has delegated pre-approval authority to its Chairman for any subsequent new engagements that arise between regularly scheduled meeting dates provided that any such pre-approved fees are presented to the audit committee at its next regularly scheduled meeting.

(e) (2) None

(f) Not applicable

(g) The amount of non-audit fees that were billed by the Registrant's accountant for services rendered to: (i) the Registrant: and (ii) the Registrant's investment adviser and any control person of the adviser that provides ongoing services to the Registrant for the fiscal year ended March 31, 2006, were $0 and $754,000, respectively.

The amount of non-audit fees that were billed by the Registrant's accountant for services rendered to: (i) the Registrant: and (ii) the Registrant's investment adviser and any control person of the adviser that provides ongoing services to the Registrant for the fiscal year ended March 31, 2005, were $0 and $618,675, respectively.

(h) The Registrant's audit committee has considered whether the provision of non-audit services that may be rendered to the Registrant's investment adviser, and any entity controlling, controlled by, or under common control with the investment adviser that provides ongoing services to the Registrant that were not pre-approved pursuant to paragraph (c)(7)(ii) of Rule 2-01 of Regulation S-X is compatible with maintaining the principal account's independence. No such services were rendered.


ITEM  5.  AUDIT COMMITTEE OF LISTED REGISTRANTS.
------------------------------------------------

Not applicable.


ITEM  6.  SCHEDULE OF INVESTMENTS.
----------------------------------

The Schedule of Investments is included as part of the report to members filed under Item 1 of this form.


ITEM  7.  DISCLOSURE OF PROXY VOTING POLICIES AND PROCEDURES FOR CLOSED-END
---------------------------------------------------------------------------
MANAGEMENT INVESTMENT COMPANIES.
--------------------------------

A copy of the Proxy Voting Policies and Procedures is included as Exhibit 2 to this form.


ITEM  8.  PORTFOLIO MANAGERS OF CLOSED-END MANAGEMENT INVESTMENT COMPANIES
--------------------------------------------------------------------------

(a)(1) Identification of Portfolio Manager(s) or Management Team Members and Description of Role of Portfolio Manager(s) or Management Team Members - As of the date of the filing.

Mr. Spencer Boggess is the portfolio manager (the "Portfolio Manager") primarily responsible for the day-to-day management of the registrant's portfolio, subject to such policies as may be adopted by the Board of Managers.

Since July 2003, Spencer Boggess has served as the portfolio manager of the Registrant and Chief Executive Officer of the Adviser. From 2000 to 2003, Mr. Boggess served as Co-Director of Research at CTC where he shared responsibility for sourcing, due diligence, portfolio construction and monitoring hedge fund managers for inclusion in the Registrant and for CTC advisory clients. Mr. Boggess is also the Chairman of the Education Committee of the Greenwich Roundtable, a non-profit organization focused on education for investors in hedge funds and private equity. From 1996 to 2000, Mr. Boggess was both Principal and the senior hedge fund research professional at Winston Partners, a McLean, VA based alternative investment management firm with three multi-manager hedge fund of funds products.


(a)(2) Other Accounts Managed by Portfolio Manager(s) or Management Team Member and Potential Conflicts of Interest

Other Accounts Managed by Portfolio Manager(s) or Management Team Member - As of March 31, 2006:

Registered Investment    Pooled Vehicles      Other Accounts
  Companies Managed          Managed              Managed
---------------------    ---------------      --------------
             Total                 Total                Total
  Number     Assets      Number    Assets     Number    Assets
  ------     ------      ------    ------     ------    ------
    0          N/A          0        N/A         0        N/A

     Registered Investment
       Companies Managed                Pooled Vehicles Managed                Other Accounts Managed
------------------------------     ---------------------------------     --------------------------------
Number with     Total Assets        Number with      Total Assets         Number with      Total Assets
Performance-  with Performance      Performance-   with Performance       Performance-   with Performance
 Based Fees     -Based Fees          Based Fees       -Based Fees          Based Fees       -Based Fees
------------  -----------------     ------------   ----------------       ------------   ----------------
     0               N/A                  0                0                   N/A              N/A

Potential Material Conflicts of Interest

Real, potential or apparent conflicts of interest may arise should Mr. Boggess have day-to-day portfolio management responsibilities with respect to more than one fund. Mr. Boggess may manage other accounts with investment strategies similar to the Registrant, including other investment companies, pooled investment vehicles and separately managed accounts. Fees earned by the Adviser may vary among these accounts and Mr. Boggess may personally invest in these accounts. These factors could create conflicts of interest because Mr. Boggess may have incentives to favor certain accounts over others, resulting in other accounts outperforming the Registrant. A conflict may also exist if Mr. Boggess identifies a limited investment opportunity that may be appropriate for more than one account, but the Registrant is not able to take full advantage of that opportunity due to the need to allocate that opportunity among multiple accounts. In addition, Mr. Boggess may execute transactions for another account that may adversely impact the value of securities held by the Registrant. However, the Adviser believes that these risks are mitigated by the fact that accounts with like investment strategies managed by Mr. Boggess are generally managed in a similar fashion and the Adviser has a policy that seeks to allocate opportunities on a fair and equitable basis. (See "Conflicts of Interest.")


(a)(3) Compensation Structure of Portfolio Manager(s) or Management Team Members
- As of March 31, 2006:

Mr. Boggess' compensation consists of a combination of a fixed salary and a discretionary bonus. The discretionary bonus is not tied directly to the performance of, or value of assets, of the Registrant or any other fund managed by the Adviser. The amount of salary and bonus paid to Mr. Boggess is based on a variety of factors, including, without limitation, the financial performance of the Adviser, execution of managerial responsibilities, client interactions, support and general teamwork.

Ownership of Fund Securities

As of March 31, 2006, Mr. Boggess owns approximately $125,000 of Interests in the Registrant.


ITEM  9. PURCHASE OF EQUITY SECURITIES BY CLOSE-END MANAGEMENT INVESTMENT
--------------------------------------------------------------------------
COMPANY AND AFFILIATED PURCHASERS.
----------------------------------

Not applicable.


ITEM  10.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.
--------------------------------------------------------------

There have been no material changes to the procedures by which members may recommend nominees to the Registrant's board of managers that would require disclosure.


ITEM 11.  CONTROLS AND PROCEDURES.
----------------------------------

(a) The Registrant's Co-Principal Executive Officers and Principal Financial Officer have concluded that the Registrant's disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940, as amended (the "1940 Act")) were effective as of a date within 90 days prior to the filing date of this report, based on their evaluation of the effectiveness of the Registrant's disclosure controls and procedures, as required by Rule 30a-3(b) of the 1940 Act.

(b) There were no changes in the Registrant's internal control over financial reporting that occurred during the Registrant's second fiscal quarter of the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.


ITEM 12.  EXHIBITS.
-------------------

(a)(1) Code of Ethics (See Exhibit 1)

(a)(2) Separate certifications for the Registrant's Co-Principal Executive Officers and Principal Financial Officer, as required by Rule 30a-2(a) under the 1940 Act are filed herewith.



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant) Excelsior Directional Hedge Fund of Funds, LLC
             ----------------------------------------------
 By (Signature and Title) /s/ Leo P. Grohowski
                        --------------------------
                      Leo P. Grohowski, Co-Principal Executive Officer Date June 6, 2006
     ------------

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant) Excelsior Directional Hedge Fund of Funds, LLC
             ----------------------------------------------
 By (Signature and Title  /s/ Spencer Boggess
                        --------------------------
                      Spencer Boggess, Co-Principal Executive Officer Date June 6, 2006
     ------------

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant) Excelsior Directional Hedge Fund of Funds, LLC
             ----------------------------------------------
By (Signature and Title)  /s/ Robert Aufenanger
                        ------------------------
                       Robert Aufenanger, Principal Financial Officer Date June 6, 2006
     ------------